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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .

Commission File Number 001-15577

  A.
  Full title of the plan and the address of the plan, if different from that of the issuer named below:

  Qwest Savings & Investment Plan

  B.
  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

  Qwest Communications International Inc.
  1801 California, Denver, Colorado 80202
  303-992-1400

TABLE OF CONTENTS

Page(s)
Required Information	2
Report of Independent Registered Public Accounting Firm	3
Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003	5
Notes to Financial Statements	6-13
SUPPLEMENTAL SCHEDULES
Schedule I: Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2003	14-19
Schedule II: Schedule G, Part III - Schedule of Nonexempt Transactions for the Year Ended December 31, 2003	20
SIGNATURE	21
EXHIBIT 23—Consent of Independent Registered Public Accounting Firm	22

REQUIRED INFORMATION

        The Qwest Savings & Investment Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended, ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan as of December 31, 2003 and 2002, and for the year ended December 31, 2003, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith.

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee
Qwest Communications International Inc.:

        We have audited the accompanying statements of net assets available for benefits of the Qwest Savings & Investment Plan (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

        Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules Schedule H, Line 4i-schedule of assets (held at end of year) as of December 31, 2003, and Schedule G, Part III-schedule of nonexempt transactions for the year ended December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management and have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP
DENVER, COLORADO
June 25, 2004

QWEST SAVINGS & INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Thousands of Dollars)

	December 31,
	2003	2002
ASSETS
Investments (See Notes 2, 3, and 4):
Qwest Communications International Inc. Common Stock (Note 10)	$380,159	$419,347
AT&T Corporation Common Stock	—	44,446
U S Government obligations	214,380	118,240
Bank and insurance company contracts	773,038	752,992
Capital Guardian International Equity Fund	283,313	191,534
Barclays Global Investors Equity Index Fund	814,432	575,357
Other marketable securities	181,554	270,356
Investment in Master Trust (Note 4)	175,415	81,612
Loans to plan participants	81,693	85,400
Temporary investments	45,701	109,642

Total Investments	2,949,685	2,648,926
Receivables:
Employee and employer contributions	—	4,336
Fund and other transfers, net	—	852
Dividends and interest	2,128	2,072
Receivables for investments sold	446	22,199

Total Receivables	2,574	29,459

Total Assets	2,952,259	2,678,385
LIABILITIES
Expenses payable	(1,463)	(2,240)
Payables for securities purchased	(45,787)	(69,114)
Other liabilities	—	(163)

Total Liabilities	(47,250)	(71,517)

Net Assets Available for Benefits	$2,905,009	$2,606,868

See accompanying notes to financial statements.

QWEST SAVINGS & INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Thousands of Dollars)

Year Ended December 31, 2003
ADDITIONS
Employee contributions	$168,332
Employer contributions, net of forfeitures applied	74,654
Rollover contributions	20,843
Other—net	(2,352)

Total additions	261,477

INCOME
Interest and other dividends	55,028
Net appreciation in fair value of investments (Notes 2 and 3)	251,371
Plan's share of the income, expenses, and net appreciation in fair value of investments of the Master Trust (Note 4)	47,753

Total income	354,152

Total additions and income	615,629

DEDUCTIONS
Plan expenses	(8,924)
Participant distributions	(308,564)

Total deductions	(317,488)

Net Increase	298,141
Net Assets Available for Benefits at beginning of year	2,606,868

Net Assets Available for Benefits at end of year	$2,905,009

See accompanying notes to financial statements.

Qwest Savings & Investment Plan
NOTES TO FINANCIAL STATEMENTS
(Amounts in Thousands of Dollars)

1.
Plan Description:

  The following is a brief description of the Qwest Savings & Investment Plan ("QSIP" or the "Plan") and provides general information only. Participants and all others should refer to the Plan Document for a more complete description of the Plan's provisions.

  General

  The Plan was established during 2001 by the merger of two 401(k) plans to provide a convenient way for employees to save on a regular and long-term basis. The Plan is a defined contribution plan and covers substantially all of the employees of Qwest Communications International Inc. ("Qwest" or the "Company") and its subsidiaries.

  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

  Significant Plan Amendments

  Effective January 1, 2003, the Plan Year was changed to a year commencing on January 1 and ending on December 31.

  Effective January 1, 2003, the Plan was amended to provide that former employees and beneficiaries may receive partial distributions of their account balances.

  Effective May 1, 2003, the Plan was amended to include certain temporary employees as covered employees.

  Effective June 1, 2003, the Plan was amended to mandate distributions in a single lump sum to any participant who has terminated employment and whose vested account equals five thousand dollars or less at the time of termination.

  Effective August 17, 2003, the Plan was amended to allow participants to contribute up to 25% of compensation subject to Internal Revenue Code limitations.

  Eligibility, Contributions, and Vesting

  Management employees are eligible to enter the Plan immediately (on their hire date). Occupational employees are eligible to enter the plan after completion of three months of service with the Company. Occupational employees and management employees may designate up to 25% of their eligible compensation as contributions to the Plan. The Company provides a matching contribution in Qwest common stock or cash. Management participant contributions up to 3% of eligible compensation receive a 100% Company match beginning immediately upon their hire date. Occupational participant contributions up to 6% of eligible compensation receive an 81% Company match beginning after completion of one year of service.

  Any management and occupational employee contributions in excess of 3% and 6%, respectively, of eligible compensation do not receive a Company match.

  A management participant is 100% vested in Company contributions immediately upon entrance into the Plan. An occupational participant becomes 100% vested in Company contributions upon completion of three years of service with the Company. Employee contributions may either be before-tax or after-tax, or a combination of both. Before-tax employee contributions in 2003 are limited to twelve thousand dollars as provided in Section 402(g) of the Internal Revenue Code.

  Effective January 1, 2003, all Company matching contributions have been designated as participant directed for financial reporting purposes because employees have the ability to direct where these contributions are invested. During 2002, all Company matching contributions were designated as non-participant directed.

  A plan participant fifty years of age and older who is eligible to make contributions may defer an additional catch-up amount for any payroll period in addition to normal contributions up to the maximum catch-up amount. The maximum catch-up limit for 2003 is two thousand dollars.

  Investment Advice

  Since June 16, 2003, participants have been given access to investment advice on Plan assets through CitiStreet Advisors LLC.

  Investment Options

  Participants are able to invest in various funds including the following:

  •
  Interest Income Fund—This fund emphasizes relatively stable, predictable income by investing in high-quality investment contracts and other fixed income investments with a diversified group of insurance companies, banks and other financial institutions.

  •
  Bond Fund—This fund is designed to offer the investor long-term preservation of capital while providing greater current income and yield by investing in a broadly diversified portfolio of fixed-income instruments of varying maturities using multiple investment managers.

  •
  Conservative Asset Allocation Fund—This fund seeks to provide current income and short-term stability of capital by investing in a diverse mix of securities with a target mix of 40% in stocks and 60% in bonds.

  •
  Moderate Asset Allocation Fund—This fund provides an investor with a more balanced approach to income preservation and long-term growth potential by investing in a diverse mix of securities with a target mix of 60% in stocks and 40% in bonds.

  •
  Aggressive Asset Allocation Fund—This fund focuses on long-term growth of capital by investing in a diverse mix of securities with a target mix of 80% in stocks and 20% in bonds.

  •
  U. S. Stock Fund—This fund seeks to provide long-term growth by mirroring both the composition and performance of the Standard & Poor's 500 Index.

  •
  U.S. Small/Mid Cap Stock Fund—This fund seeks to provide long-term growth of capital by investing in smaller and mid-sized United States companies using multiple investment managers.

  •
  The International Stock Fund—This fund seeks to provide long-term growth of capital and income by investing primarily in the stocks of companies based outside the United States.

  •
  The Qwest Shares Fund—This fund seeks to provide investment returns linked to the performance of Qwest common stock. This is an undiversified stock investment and concentrating any undiversified investment should be considered a high-risk investment.

  •
  Personal Choice Retirement Account ("PCRA")—This is a separate brokerage account made available through Charles Schwab & Company, Inc. and offers access to a wide range of investment opportunities including mutual funds and most common stocks listed on major United States exchanges.

  •
  AT&T Shares Fund—This fund invested primarily in shares of AT&T Corp. ("AT&T") common stock and AT&T Wireless common stock plus any other stock that had been issued by AT&T as a replacement for the stock held in this fund. The Plan terminated this investment option and closed the AT&T Shares Fund on June 27, 2003. Prior to June 27, 2003 participants could move their AT&T assets to any other QSIP fund option. Those participants with a balance equal to or greater than one hundred dollars in the AT&T fund could convert their interest into shares and move those shares into a PCRA account. If the participant had less than a one hundred dollar interest in the AT&T fund or chose to do nothing, their interest was liquidated and transferred into the Moderate Asset Allocation fund at the close of business on June 27, 2003.

  The assets held under these investment options are summarized in Schedule I.

  Loans

  Pursuant to the Plan, loans are made available to participating employees based upon a participant's vested account balance up to a maximum of $50. Except under certain provisions, the loans provide for periodic repayments over a period not to exceed five years (fifteen years for residential loans) at an interest rate as determined by the Employee Benefits Committee of the Company. Participants may also make lump-sum repayments at any time following the date of the issuance of the loan.

  Trust and Recordkeeping Services

  Bankers Trust Company, a subsidiary of Deutsche Bank ("Bankers Trust") was purchased by State Street Bank and Trust Company ("State Street") on January 31, 2003 and State Street became the Trustee for the Plan by virtue of the acquisition. Effective July 1, 2003, State Street was reaffirmed as the Trustee for the Plan. CitiStreet LLC ("CitiStreet") is the Recordkeeper for the Plan.

  Tax Status

  The Internal Revenue Service has determined and informed the Company by a letter dated July 20, 2001 that the Plan is qualified and that the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (the "Code").

  Since July 20, 2001, the Plan has been amended. On December 27, 2002 the Company, on behalf of the Plan, filed for a new tax determination letter, which is still pending. Since December 27, 2002 there have been additional amendments to the Plan. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code, the Plan is qualified, and the related trust is tax-exempt as of December 31, 2003 and 2002.

  Participant Accounts

  Each participant's account is credited with the participant's contributions, the Company's matching contributions and investment gains and charged for investment losses and an allocable share of Plan expenses.

  Annual additions are defined as participant's contributions and the Company's matching contributions. Aggregate annual additions under the Plan and all other plans sponsored by the Company are limited to the lesser of 100% of eligible compensation, as defined, or forty thousand dollars.

  Payment of Benefits

  Upon retirement, termination of employment or death, each participant or beneficiary is entitled to receive amounts in accordance with the terms of the Plan. Participants may also make in-service voluntary withdrawals and hardship withdrawals if certain criteria are met. Benefit payments may be in the form of a lump sum or other benefit distributions in accordance with the options that are available, as further discussed in the Plan document.

2.
Summary of Significant Accounting Policies:

  Investment Valuation and Income Recognition

  The values of investments are determined as follows: Qwest common stock and other securities listed on recognized United States and international stock exchanges are valued on the basis of the last published sales price on December 31, 2003 and 2002 or, if no sales were made on that date, at the last published sales price on the immediately preceding day on which sales were made.

  Over-the-counter securities and government obligations are valued based on the bid prices on December 31, 2003 and 2002, from published sources where available and, if not available, from other sources considered reliable.

  The Plan has entered into eleven contracts with eight banks and insurance companies which are included in the Interest Income Fund and are reported at contract value, calculated as principal plus reinvested interest, which approximates fair value. These contracts are fully-benefit responsive. (A contract is considered fully-benefit responsive if the terms of the Plan allow for withdrawals from the investment contract at contract (book) value for payment of participant initiated transactions.) In accordance with the provisions of the American Institute of Certified Public Accountants' Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans," fully benefit responsive investment contracts are reported at contract value and fair value is disclosed. Interest rates on the contracts are either fixed rates for the term of the contract or are reset quarterly or monthly based on the terms of the contract. The fair values of the contracts are estimated to be $804,844 as of December 31, 2003 and $802,298 as of December 31, 2002. This compares to contract values of $773,038 as of December 31, 2003 and $752,992 as of December 31, 2002. Investment contracts with fully-benefit responsive wrappers are reported together since the value of the wrappers is typically insignificant to the related underlying investment contracts. A wrapper is a contract issued by a bank or insurance company and backed by a portfolio of high quality fixed income securities held in a trust. The contract requires the issuer to utilize book value accounting which absorbs market value fluctuations and provides participants with a stable return. At December 31, 2003 and 2002, the average crediting interest rates on these contracts were 4.46% and 5.38%, respectively. For the year ended December 31, 2003 and 2002, the average annual yield earned on these contracts was 4.98% and 5.38%, respectively.

  Net realized and unrealized gains and losses are reflected in the Statement of Changes in Net Assets Available for Benefits as net appreciation in fair value of investments and are determined as the difference between fair value at the beginning of the year (or date purchased during the year) and selling price or year end fair value.

  Dividend income is recorded on the ex-dividend date. Interest is accrued when earned. Purchases and sales of securities are recorded on a trade date basis.

  Basis of Accounting

  The accompanying financial statements have been prepared on an accrual method of accounting.

  Use of Estimates

  The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Plan's management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

3.
Investments:

  The following presents investments that represent 5 percent or more of the Plan's net assets:

	December 31, 2003	December 31, 2002
Barclays Global Investors Equity Index Fund, 53,023 and 48,187 shares, respectively	$814,432	$575,357
Qwest Communications International Inc., 88,000 and 83,869 shares, respectively	380,159	419,347	*
Capital Guardian International Equity Fund, 29,028 shares and 26,939 shares, respectively	283,313	191,534
UBS Inc. Guaranteed Investment Contract	159,920	152,930
Monumental Life Insurance Co Guaranteed Investment Contract	160,067	**
State Street Bank & Trust Guaranteed Investment Contract	159,858	139,778
Bank of America Guaranteed Investment Contracts	139,029	**
J P Morgan Chase Bank Guaranteed Investment Contracts	139,003	**

*
Includes nonparticipant-directed assets

**
Investment not in excess of 5% at respective date.

  For the year ended December 31, 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Qwest Common Stock	$(54,919)
Other Marketable Securities *	48,983
Commingled Funds **	257,307

$251,371

*
Includes AT&T related securities, U S Government obligations, and other marketable securities.

**
Includes Capital Guardian International Equity Fund and Barclays Global Investors Equity Index Fund.

4.
Master Trust Investment:

  The Master Trust ("MT") is a trust that was established effective May 31, 2001 by Qwest Asset Management Company as named fiduciary of the Plan and the Qwest Pension Plan. The Qwest Pension Plan became a participating plan in the MT as of May 31, 2001. The Plan became a participating plan in the MT effective July 1, 2001. The MT investment is included in the U.S. Small/Mid Cap Stock Fund investment option for participants.

  The Plan's interest in the assets of the MT is included in the accompanying statements of net assets available for benefits. A summary of the assets of the MT as of December 31, 2003 and 2002 is as follows:

	December 31, 2003	December 31, 2002
Investments, at fair market value:
Common collective trusts	$107,320	$120,745
Corporate stock	270,470	116,701

Total investments	377,790	237,446
Interest and dividends receivable	129	153
Net pending security trades payable	(1,622)	(296)
Administrative expenses payable	(559)	(532)

Net assets of the MT	$375,738	$236,771

  The Plan's interest and the Qwest Pension Plan's interest in the net assets of the MT as of December 31, 2003 and 2002 were as follows:

	December 31 2003		December 31 2002
QSIP	$175,415	46.69%	$81,728	34.52%
Qwest Pension Plan	200,323	53.31	155,043	65.48

Total	$375,738	100.00%	$236,771	100.00%

  The investment in MT included in the accompanying statements of net assets available for benefits excludes the impact of receivables for investments sold and payables for securities purchased at each respective date.

  The MT's net investment results and administrative expenses are allocated to the participating plans in proportion to each plan's relative share of the fair value of net assets of the MT at each allocation date. The amounts allocable for the year ended December 31, 2003, are as follows:

Investment income:
Net appreciation in fair value of investments	$113,575
Interest and dividends	1,724

Net investment gain	115,299
Administrative expenses	(1,220)

Net income	$114,079

  The Plan's share of the MT's net income was $47,753 for the year ended December 31, 2003.

  The net appreciation in the fair value of investments in the MT by major investment category for the year ended December 31, 2003, is as follows:

Common collective trusts	$51,307
Corporate stock	62,268

Net appreciation	$113,575

5.
Forfeitures:

  When certain terminations of participation occur, the non-vested portion of a participant's account represents a forfeiture. Forfeited participant balances reduce future employer contributions or pay administrative expenses of the Plan. For the year ended December 31, 2003, forfeitures of $535 were used to reduce employer contributions.

  Company contributions for the year ended December 31, 2003 are shown net of forfeitures applied. Unapplied forfeitures were $74 as of December 31, 2003, and $104 as of December 31, 2002.

6.
Plan Termination:

  In the event that the Plan is terminated, subject to conditions set forth by ERISA, the Plan provides that the net assets be distributed to participating employees in an amount equal to their respective interests in such assets.

7.
Reconciliation of Financial Statements to Form 5500:

  For Form 5500 purposes, amounts allocated to withdrawing participants are recorded for benefit claims that have been processed and approved for payment prior to the respective period end, but not yet paid as of that date. However, in accordance with GAAP, benefit withdrawals are recorded when paid.

  The following is a reconciliation of net assets available for benefits and benefits paid to participants per the financial statements to Form 5500:

	December 31, 2003	December 31, 2002
Net assets available for benefits per the financial statements	$2,905,009	$2,606,868
Less amounts allocated to withdrawing participants	(683)	(632)

Net assets available for benefits per Form 5500 (unaudited)	$2,904,326	$2,606,236

Year Ended December 31, 2003
Benefits and distributions paid to participants per the financial statements	$308,564
Add amounts payable at end of period	683
Less amounts payable at beginning of period	(632)

Participant distributions paid per Form 5500 (unaudited)	$308,615

8.
Plan Expenses:

  Plan expenses are paid by the Plan, except certain expenses incurred by Qwest related to Plan administration.

9.
Related-Party Transactions:

  The Plan invests in certain common collective trusts managed by the Plan's various investment managers; therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan has significant investments in Qwest common stock which qualify as party-in-interest transactions.

10.
Concentrations, Risks and Uncertainties:

  The Plan has a significant concentration of investments in Qwest common stock. The decrease in the value of the Qwest common stock held by the Plan for the year ended December 31, 2003 was $54,919.

  The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as significant world events, interest rate, credit, foreign currency, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

  The Plan invests in certain commingled funds. These funds may invest in derivative instruments. These instruments consist mainly of foreign currency forwards, futures contracts and options. These instruments are used mainly for hedging purposes. Credit risk exists with respect to these instruments.

  Legal Matters

  Since March 2002, seven putative class action suits brought under ERISA were filed in federal district court in Colorado purportedly on behalf of all participants and beneficiaries of the Plan and predecessor plans from

  March 7, 1999 until the present. These suits also purport to seek relief on behalf of the Plan. By court order, five of these putative class actions have been consolidated and the claims made by the plaintiff in the sixth were subsequently included in the Second Amended and Consolidated Complaint, filed on May 21, 2003, and referred to as the "consolidated ERISA action". Qwest expects the seventh putative class action to be consolidated with the other cases since it asserts substantially the same claims. Although the Plan is named as a nominal defendant in this seventh case, the plaintiff actually purports to seek relief on behalf of the Plan.

  An eighth case was filed in June, 2004 which, although not a putative class action, purports to seek relief on behalf of the Plan. This case contains allegations similar to those in the consolidated ERISA action, and thus Qwest also expects this case to be consolidated with that action.

  Defendants in the consolidated ERISA action include Qwest, several former and current directors of Qwest, certain former officers of Qwest, Qwest Asset Management, Qwest's Plan Design Committee, the Plan Investment Committee, and the Plan Administrative Committee of the pre-merger Qwest 401(k) Savings Plan.

  The consolidated ERISA action alleges, among other things, that the defendants breached fiduciary duties to the Plan participants and beneficiaries by allegedly excessively concentrating the Plan's assets invested in Qwest common stock, requiring certain participants in the Plan to hold the matching contributions received from Qwest in the Qwest Shares Fund, failing to disclose to the participants the alleged accounting improprieties that are the subject of a consolidated securities action to which Qwest is a party, failing to investigate the prudence of investing in Qwest common stock, continuing to offer Qwest common stock as an investment option under the Plan, failing to investigate the effect of the June 30, 2000 merger of U S WEST and Qwest (the "Merger") on Plan assets and then failing to vote the Plan's shares against it, preventing Plan participants from acquiring Qwest's common stock during certain periods, and, as against some of the individual defendants, capitalizing on their private knowledge of Qwest's financial condition to reap profits in stock sales. Plaintiffs seek equitable and declaratory relief, along with attorneys' fees and costs and restitution.

  Plaintiffs moved for class certification on January 15, 2003, and the Company has opposed that motion, which is pending before the court. Defendants filed motions to dismiss the consolidated ERISA action on August 22, 2002. Those motions have been briefed and are currently pending before the court.

  Qwest is also involved in various other legal matters that are more fully disclosed in recent publicly available filings, including a consolidated securities action alleging violation of federal securities laws. While the Company continues to defend against these matters vigorously, the consolidated ERISA action, the consolidated securities action and other legal matters relating to Qwest present significant risk to the Company, and therefore to the value of the Plan assets invested in Qwest stock. The ultimate resolution of these matters is uncertain. Thus, no assurance can be given as to the impacts the defense and resolution of these matters may have on Qwest's or the Plan's financial results or financial condition. The ultimate resolution of these matters could have a material adverse impact on Qwest's and the Plan's financial results.

  DOL Examination

  In April 2002, the U.S. Department of Labor commenced an examination of the Plan. It is currently not possible to predict the outcome of this examination or the impact on the Plan's net assets or changes in net assets, if any.

  IRS Examination

  In November of 2002, the Internal Revenue Service commenced an examination of the Plan. It is currently not possible to predict the outcome of this examination or the impact on the Plan's net assets or changes in net assets, if any.

11.
Nonexempt Transactions:

  The Company failed to timely remit certain employee deferral contributions withheld from participants' wages to the QSIP during a pay period in 2003 (see Schedule II).

12.
Subsequent Events:

  Participant Investment in Qwest Shares

  Effective February 4, 2004, the August 7, 2002 suspension of participant's ability to direct investments into Qwest common stock was lifted and participants may now direct any investment into the Qwest Shares Fund.

  Appointment of Qwest Shares Fund Fiduciary

  Effective January 12, 2004, State Street was appointed as the investment manager/independent fiduciary for the Qwest Shares Fund. In connection with this appointment, Qwest Asset Management Company ("QAM") entered into an agreement with State Street whereby QAM and, to the extent permitted by law, the Plan, are obligated to indemnify State Street for losses it may incur with respect to its service as investment manager/independent fiduciary and for other related matters.

  Plan Amendments

  The Plan was amended effective May 14, 2004, to require the company's matching contribution to be a cash contribution. During 2003 and 2002, all Company matching contributions were in the form of Qwest common stock.

Qwest Savings & Investment Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

As of December 31, 2003

Schedule I

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment	Shares or Units	Current Values
*QWEST COMMUNICATIONS INTL INC	Common Stock (cost of $1,765,740,361)	87,975,340	$380,053,468
AIG SUNAMERICA GLOBAL FING X	Corporate Debt Obligation	1,960,000	2,233,402
ALBERTSONS INC	Corporate Debt Obligation	40,000	43,644
AMERICAN INTL GROUP INC	Corporate Debt Obligation	180,000	170,732
AMSOUTH BK BIRMINGHAM ALA	Corporate Debt Obligation	300,000	300,989
ANADARKO FIN CO	Corporate Debt Obligation	200,000	226,726
AOL TIME WARNER INC	Corporate Debt Obligation	65,000	75,862
ARCHER DANIELS MIDLAND CO	Corporate Debt Obligation	85,000	97,685
BANK AMER CORP	Corporate Debt Obligation	345,000	344,132
BANK OF AMERICA	Corporate Debt Obligation	125,000	148,650
BB+T CORP	Corporate Debt Obligation	160,000	158,610
BEAR STEARNS COS INC	Corporate Debt Obligation	215,000	216,261
BERKSHIRE HATHAWAY FIN CORP	Corporate Debt Obligation	320,000	317,639
BOEING CO	Corporate Debt Obligation	150,000	150,696
BOEING CO	Corporate Debt Obligation	280,000	342,543
BP CAP MKTS P L C	Corporate Debt Obligation	325,000	323,198
BRE PPTYS INC	Corporate Debt Obligation	410,000	439,559
BUNGE LTD FIN CORP	Corporate Debt Obligation	115,000	115,679
BURLINGTON NORTHN SANTA FE	Corporate Debt Obligation	230,000	260,729
CALIFORNIA INFR + ECONOMIC DEV	Corporate Debt Obligation	250,000	277,623
CAPITAL AUTO RECEIVABLES ASSET	Corporate Debt Obligation	580,000	587,052
CAPITAL AUTO RECEIVABLES ASSET	Corporate Debt Obligation	350,000	353,535
CAPITAL AUTO RECEIVABLES ASSET	Corporate Debt Obligation	211,006	213,003
CAPITAL ONE BK	Corporate Debt Obligation	40,000	41,166
CAPITAL ONE BK MEDIUM TERM SR	Corporate Debt Obligation	160,000	159,306
CIT GROUP INC	Corporate Debt Obligation	130,000	134,525
CITIBANK CR CARD ISSUANCE TR	Corporate Debt Obligation	540,000	540,878
CITIGROUP INC	Corporate Debt Obligation	1,135,000	1,322,908
CITIGROUP INC	Corporate Debt Obligation	455,000	513,002
CITIZENS COMMUNICATIONS CO	Corporate Debt Obligation	35,000	40,839
COCA COLA COMPANY (THE)	Corporate Debt Obligation	235,000	255,168
COCA COLA HBC FIN B V	Corporate Debt Obligation	120,000	122,482
COMCAST CABLE COMMUNICATIONS	Corporate Debt Obligation	1,270,000	1,413,424
COMCAST CORP	Corporate Debt Obligation	115,000	125,098
COMCAST CORP NEW	Corporate Debt Obligation	150,000	149,502
COMCAST CORP NEW	Corporate Debt Obligation	510,000	530,105
COMED TRANSITIONAL FDG TR	Corporate Debt Obligation	454,636	468,069
CORPORATE PPTY INVS	Corporate Debt Obligation	265,000	301,303
CORPORATE PPTY INVS	Corporate Debt Obligation	370,000	435,965
COX ENTERPRISES INC	Corporate Debt Obligation	360,000	365,718
CREDIT SWISS FIRST BOSTON	Corporate Debt Obligation	215,000	214,744
CRH AMER INC	Corporate Debt Obligation	60,000	60,540
DAIMLERCHRYSLER AUTO TR	Corporate Debt Obligation	180,000	181,790
DEVELOPERS DIVERSIFIED RLTY CO	Corporate Debt Obligation	180,000	179,016
DEVON FING CORP U L C	Corporate Debt Obligation	145,000	173,217
DOMINION RES INC DEL	Corporate Debt Obligation	40,000	39,612
DOW CHEM CO	Corporate Debt Obligation	110,000	115,790
DOW CHEM CO	Corporate Debt Obligation	715,000	799,480
DUKE ENERGY CO	Corporate Debt Obligation	210,000	211,643
DUKE ENERGY FIELD SVCS LLC	Corporate Debt Obligation	155,000	181,591
EOP OPER LTD PARTNERSHIP	Corporate Debt Obligation	285,000	319,653
ERP OPER LTD PARTNERSHIP	Corporate Debt Obligation	180,000	190,751
ERP OPER LTD PARTNERSHIP	Corporate Debt Obligation	95,000	108,127
EXELON GENERATION CO LLC	Corporate Debt Obligation	100,000	99,592
FIRST CHICAGO CORP	Corporate Debt Obligation	75,000	83,532
FLORIDA PWR CORP	Corporate Debt Obligation	225,000	223,628
FMR CORP	Corporate Debt Obligation	195,000	234,251
FORD MTR CO DEL	Corporate Debt Obligation	415,000	381,750

FORD MTR CO DEL	Corporate Debt Obligation	515,000	459,444
FORD MTR CO DEL	Corporate Debt Obligation	1,090,000	1,101,468
FORD MTR CR CO	Corporate Debt Obligation	130,000	142,761
FORD MTR CR CO	Corporate Debt Obligation	595,000	664,832
FOSTERS FIN CORP	Corporate Debt Obligation	675,000	767,700
GE GLOBAL INS HLDG CORP	Corporate Debt Obligation	210,000	245,309
GENERAL ELEC CAP CORP MTN	Corporate Debt Obligation	1,005,000	1,112,657
GENERAL ELEC CO	Corporate Debt Obligation	925,000	935,485
GENERAL MTRS ACCEP CORP	Corporate Debt Obligation	430,000	487,430
GENERAL MTRS ACCEP CORP	Corporate Debt Obligation	65,000	72,993
GENERAL MTRS ACCEP CORP	Corporate Debt Obligation	750,000	850,169
GENERAL MTRS CORP	Corporate Debt Obligation	220,000	254,799
GENERAL MTRS CORP	Corporate Debt Obligation	90,000	102,187
GOLDMAN SACHS GROUP INC	Corporate Debt Obligation	365,000	383,597
GOLDMAN SACHS GROUP INC	Corporate Debt Obligation	340,000	379,960
GTE CORP	Corporate Debt Obligation	55,000	57,706
HBOS PLC	Corporate Debt Obligation	280,000	282,250
HERTZ CORP	Corporate Debt Obligation	170,000	184,162
HIGHMARK INC	Corporate Debt Obligation	240,000	260,744
HONDA AUTO RECEIVABLES	Corporate Debt Obligation	91,621	92,363
HOUSEHOLD FIN CORP	Corporate Debt Obligation	220,000	221,924
HOUSEHOLD FIN CORP	Corporate Debt Obligation	50,000	56,287
HOUSEHOLD INTL INC	Corporate Debt Obligation	310,000	348,366
HUTCHISON WHAMPOA INTL LTD	Corporate Debt Obligation	350,000	364,533
ILLINOIS ST	Corporate Debt Obligation	245,000	225,270
ILLINOIS ST	Corporate Debt Obligation	275,000	259,589
ILLINOIS ST	Corporate Debt Obligation	2,065,000	1,898,706
INTERNATIONAL PAPER CO	Corporate Debt Obligation	195,000	195,724
ISRAEL ST	Corporate Debt Obligation	1,000,000	1,011,705
J P MORGAN CHASE + CO	Corporate Debt Obligation	50,000	53,515
JP MORGAN CHASE	Corporate Debt Obligation	85,000	95,845
KRAFT FOODS INC	Corporate Debt Obligation	150,000	150,893
LOCKHEED MARTIN CORP	Corporate Debt Obligation	830,000	1,087,610
LOCKHEED MARTIN CORP	Corporate Debt Obligation	260,000	312,379
MASSMUTUAL GLOBAL FGD II MTN	Corporate Debt Obligation	170,000	162,589
MAYTAG CORP	Corporate Debt Obligation	135,000	129,786
MERCANTILE BANKSHARES CORP	Corporate Debt Obligation	170,000	165,371
MERRILL LYNCH + CO INC	Corporate Debt Obligation	205,000	206,338
MORGAN J P + CO	Corporate Debt Obligation	135,000	147,426
NEW JERSEY ST TPK AUTH TPK REV	Corporate Debt Obligation	180,000	172,037
NEW YORK ST ELEC + GAS CORP	Corporate Debt Obligation	260,000	247,372
NEWELL RUBBERMAID INC	Corporate Debt Obligation	80,000	77,405
NEXEN INC	Corporate Debt Obligation	110,000	108,456
OREGON ST FOR ISSUES	Corporate Debt Obligation	295,000	306,065
PECO ENERGY CO	Corporate Debt Obligation	175,000	174,530
PECO ENERGY TRANS TR	Corporate Debt Obligation	206,806	213,572
PRINCIPAL LIFE GLOBAL FDG I	Corporate Debt Obligation	265,000	288,637
PROCTER + GAMBLE CO	Corporate Debt Obligation	460,000	599,081
PROCTER + GAMBLE PROFIT	Corporate Debt Obligation	105,000	140,840
PROGRESS ENERGY INC	Corporate Debt Obligation	75,000	87,388
PSE AND G TRANSITION FDG LLC	Corporate Debt Obligation	176,572	182,097
PUBLIC SVC CO COLO	Corporate Debt Obligation	65,000	66,692
PUBLIC SVC CO NEW MEXICO	Corporate Debt Obligation	70,000	70,885
RUSSELL FRANK CO	Corporate Debt Obligation	1,000,000	1,090,338
SBC COMMUNICATIONS INC	Corporate Debt Obligation	330,000	361,239
SLM CORP MTN	Corporate Debt Obligation	540,000	543,709
SLM STUDENT LN TR	Corporate Debt Obligation	1,186,896	1,186,972
SLM STUDENT LN TR	Corporate Debt Obligation	590,000	590,000
SPRINT CAP CORP	Corporate Debt Obligation	315,000	372,138

SPRINT CAP CORP	Corporate Debt Obligation	280,000	286,031
SPRINT CAP CORP	Corporate Debt Obligation	495,000	483,037
TIAA GLOBAL MKTS INC	Corporate Debt Obligation	405,000	411,673
TIAA GLOBAL MKTS INC	Corporate Debt Obligation	250,000	257,346
TIME WARNER ENTMT CO L P	Corporate Debt Obligation	210,000	266,656
TIME WARNER INC	Corporate Debt Obligation	545,000	560,086
TURNER BROADCASTING SYS INC	Corporate Debt Obligation	120,000	146,599
TXU AUSTRALIA HLDGS PTY LTD	Corporate Debt Obligation	580,000	591,155
U S AIR INC	Corporate Debt Obligation	639,216	558,093
UNION PAC CORP	Corporate Debt Obligation	155,000	153,856
UNITED STATES CELLULAR CORP	Corporate Debt Obligation	345,000	344,892
VERIZON GLOBAL FDG CORP	Corporate Debt Obligation	70,000	78,521
VERIZON GLOBAL FDG CORP	Corporate Debt Obligation	500,000	587,355
VERIZON NEW ENG INC	Corporate Debt Obligation	405,000	446,266
VERIZON NEW YORK INC	Corporate Debt Obligation	170,000	188,106
VIACOM INC	Corporate Debt Obligation	190,000	205,170
VIACOM INC	Corporate Debt Obligation	1,100,000	1,314,723
VIRGINIA ELEC + PWR CO	Corporate Debt Obligation	190,000	202,653
WACHOVIA CORP NEW	Corporate Debt Obligation	110,000	121,183
WAL MART STORES INC	Corporate Debt Obligation	400,000	492,275
WASTE MGMT INC DEL	Corporate Debt Obligation	360,000	402,402
WELLS FARGO BK N A	Corporate Debt Obligation	440,000	494,050
WESTVACO CORP	Corporate Debt Obligation	80,000	93,793
WISCONSIN ST GEN FD ANNUAL	Corporate Debt Obligation	285,000	289,717
WYETH	Corporate Debt Obligation	265,000	268,025
WYETH	Corporate Debt Obligation	180,000	184,465
FED HM LN PC POOL A12120	Federal Agency Obligation	89,557	88,445
FED HM LN PC POOL A12632	Federal Agency Obligation	739,049	729,879
FED HM LN PC POOL A15079	Federal Agency Obligation	399,522	394,565
FED HM LN PC POOL A15638	Federal Agency Obligation	1,990,001	1,965,309
FED HM LN PC POOL C00843	Federal Agency Obligation	361,603	378,958
FED HM LN PC POOL C01491	Federal Agency Obligation	387,396	400,494
FED HM LN PC POOL C01648	Federal Agency Obligation	479,953	473,997
FED HM LN PC POOL C10875	Federal Agency Obligation	35,511	37,238
FED HM LN PC POOL C15436	Federal Agency Obligation	32,473	34,052
FED HM LN PC POOL C19186	Federal Agency Obligation	24,355	25,539
FED HM LN PC POOL C49863	Federal Agency Obligation	109,292	114,476
FED HM LN PC POOL C51976	Federal Agency Obligation	375,059	392,850
FED HM LN PC POOL C51990	Federal Agency Obligation	438,625	459,432
FED HM LN PC POOL C56033	Federal Agency Obligation	767,433	804,266
FED HM LN PC POOL C60712	Federal Agency Obligation	30,015	31,439
FED HM LN PC POOL C66154	Federal Agency Obligation	65,814	68,942
FED HM LN PC POOL C69803	Federal Agency Obligation	248,757	260,576
FED HM LN PC POOL C70108	Federal Agency Obligation	37,966	39,770
FED HM LN PC POOL C74597	Federal Agency Obligation	197,643	204,326
FED HM LN PC POOL C74905	Federal Agency Obligation	66,498	69,689
FED HM LN PC POOL C76099	Federal Agency Obligation	738,099	763,055
FED HM LN PC POOL C76666	Federal Agency Obligation	298,373	308,471
FED HM LN PC POOL C78079	Federal Agency Obligation	429,686	450,068
FED HM LN PC POOL G01443	Federal Agency Obligation	303,101	317,502
FED HM LN PC POOL G11266	Federal Agency Obligation	73,836	78,899
FEDERAL HOME LN BK CONS DSC NT	Federal Agency Obligation	14,148,000	14,137,373
FEDERAL HOME LN BKS	Federal Agency Obligation	535,000	580,410
FEDERAL HOME LN BKS	Federal Agency Obligation	2,645,000	2,673,095
FEDERAL HOME LN BKS	Federal Agency Obligation	520,000	530,483
FEDERAL HOME LN BKS	Federal Agency Obligation	350,000	364,438
FEDERAL HOME LN MTG CORP	Federal Agency Obligation	111,609	113,224
FEDERAL HOME LN MTG CORP	Federal Agency Obligation	330,648	333,894
FEDERAL HOME LN MTG CORP	Federal Agency Obligation	410,000	412,939

FEDERAL HOME LN MTG CORP	Federal Agency Obligation	940,000	1,043,300
FEDERAL HOME LN MTG CORP	Federal Agency Obligation	123,379	127,608
FEDERAL HOME LN MTG CORP MTN	Federal Agency Obligation	410,000	410,192
FEDERAL HOME LN MTG CORP MTN	Federal Agency Obligation	2,730,000	2,747,682
FEDERAL HOME LN MTG CORP MTN	Federal Agency Obligation	635,000	638,519
FEDERAL NATL MTG ASSN	Federal Agency Obligation	1,015,000	1,081,142
FEDERAL NATL MTG ASSN	Federal Agency Obligation	440,000	440,135
FEDERAL NATL MTG ASSN	Federal Agency Obligation	370,000	367,394
FEDERAL NATL MTG ASSN	Federal Agency Obligation	610,000	611,037
FEDERAL NATL MTG ASSN	Federal Agency Obligation	1,380,000	1,529,727
FEDERAL NATL MTG ASSN	Federal Agency Obligation	445,000	494,073
FEDERAL NATL MTG ASSN	Federal Agency Obligation	1,395,000	1,585,956
FEDERAL NATL MTG ASSN DISC NTS	Federal Agency Obligation	50,700,000	50,654,814
FEDERAL NATL MTG ASSN GTD	Federal Agency Obligation	365,000	352,336
FINANCING CORP	Federal Agency Obligation	230,000	328,095
FINANCING CORP CPN FICO STRIPS	Federal Agency Obligation	1,480,000	940,584
FHLMC TBA JAN 30 GOLD SINGLE	Federal Agency Obligation	1,500,000	1,549,688
FHLMC TBA JAN 30 GOLD SINGLE	Federal Agency Obligation	2,570,000	2,600,519
FHLMC TBA JAN 30 GOLD SINGLE	Federal Agency Obligation	12,655,000	12,488,903
FNMA TBA JAN 15 SINGLE FAM	Federal Agency Obligation	2,595,000	2,646,090
FNMA TBA JAN 15 SINGLE FAM	Federal Agency Obligation	1,230,000	1,231,154
FNMA TBA JAN 15 SINGLE FAM	Federal Agency Obligation	910,000	954,079
FNMA TBA JAN 15 SINGLE FAM	Federal Agency Obligation	870,000	901,266
FNMA TBA JAN 30 SINGLE FAM	Federal Agency Obligation	14,200,000	14,381,930
FNMA POOL 253394	Federal Agency Obligation	68,077	73,649
FNMA POOL 253635	Federal Agency Obligation	129,995	139,049
FNMA POOL 253643	Federal Agency Obligation	189,617	202,635
FNMA POOL 253947	Federal Agency Obligation	79,861	86,213
FNMA POOL 254261	Federal Agency Obligation	353,506	375,170
FNMA POOL 254443	Federal Agency Obligation	1,936,736	2,033,813
FNMA POOL 255000	Federal Agency Obligation	682,173	653,111
FNMA POOL 357303	Federal Agency Obligation	56,436	58,545
FNMA POOL 512673	Federal Agency Obligation	25,764	27,540
FNMA POOL 535996	Federal Agency Obligation	627,981	671,096
FNMA POOL 545996	Federal Agency Obligation	2,123,639	2,248,515
FNMA POOL 555485	Federal Agency Obligation	714,429	741,129
FNMA POOL 555515	Federal Agency Obligation	50,861	53,965
FNMA POOL 555851	Federal Agency Obligation	3,494,221	3,654,736
FNMA POOL 588104	Federal Agency Obligation	20,892	21,937
FNMA POOL 625285	Federal Agency Obligation	785,112	831,358
FNMA POOL 634503	Federal Agency Obligation	170,664	181,123
FNMA POOL 644693	Federal Agency Obligation	499,469	528,839
FNMA POOL 655114	Federal Agency Obligation	94,141	100,601
FNMA POOL 704084	Federal Agency Obligation	325,423	337,615
FNMA POOL 723352	Federal Agency Obligation	468,443	474,781
FNMA POOL 723960	Federal Agency Obligation	138,594	140,469
FNMA POOL 726786	Federal Agency Obligation	997,899	1,011,400
FNMA POOL 731265	Federal Agency Obligation	572,600	548,206
FNMA POOL 731375	Federal Agency Obligation	143,469	145,410
FNMA POOL 737999	Federal Agency Obligation	713,522	723,176
FNMA POOL 747519	Federal Agency Obligation	499,329	478,057
FNMA POOL 749040	Federal Agency Obligation	2,692,328	2,577,632
FNMA TBA JAN 30 SINGLE FAM	Federal Agency Obligation	3,510,000	3,627,367
FNMA TBA SINGLE FAMILY JAN 15	Federal Agency Obligation	1,615,000	1,573,616
GNMA I TBA JAN 30 SINGLE FAM	Federal Agency Obligation	355,000	386,173
GNMA I TBA JAN 30 SINGLE FAM	Federal Agency Obligation	520,000	528,612
GNMA I TBA JAN 30 SINGLE FAM	Federal Agency Obligation	935,000	971,523
GNMA I TBA JAN 30 SINGLE FAM	Federal Agency Obligation	1,040,000	1,095,900
GNMA II POOL 003151	Federal Agency Obligation	458,783	487,666

GNMA II POOL 003229	Federal Agency Obligation	236,541	251,340
GNMA II POOL 003240	Federal Agency Obligation	234,154	248,803
GNMA II TBA JAN 30 JUMBOS	Federal Agency Obligation	480,000	497,925
GNMA POOL 510285	Federal Agency Obligation	459,185	489,713
GNMA POOL 592128	Federal Agency Obligation	55,529	59,177
GNMA POOL 596775	Federal Agency Obligation	98,845	105,338
GNMA POOL 596796	Federal Agency Obligation	99,546	106,086
GNMA POOL 600121	Federal Agency Obligation	53,224	56,115
GNMA POOL 603835	Federal Agency Obligation	175,834	185,381
BURLINGTON RES FIN CO	Foreign Corporate Debt Obligation	750,000	887,859
DEUTSCHE TELEKOM INTL FIN BV	Foreign Corporate Debt Obligation	330,000	421,551
FRANCE TELECOM SA	Foreign Corporate Debt Obligation	395,000	474,427
FRANCE TELECOM SA	Foreign Corporate Debt Obligation	80,000	106,294
PEMEX PROJ FDG MASTER TR	Foreign Corporate Debt Obligation	65,000	71,988
PETRONAS CAP LTD	Foreign Corporate Debt Obligation	155,000	183,668
TELEFONOS DE MEXICO S A	Foreign Corporate Debt Obligation	440,000	440,669
VODAFONE AIRTOUCH PLC	Foreign Corporate Debt Obligation	1,750,000	2,074,091
BRITISH COLUMBIA PROV CDA	Foreign Government Obligation	575,000	606,146
NEW BRUNSWICK PROV CDA	Foreign Government Obligation	320,000	325,531
ONTARIO PROV CDA	Foreign Government Obligation	485,000	483,063
QUEBEC PROV CDA MTN	Foreign Government Obligation	150,000	201,926
UNITED MEXICAN STS MTN	Foreign Government Obligation	735,000	804,090
BANK OF AMERICA	Guaranteed Investment Contract	46,327,229	46,327,229
BANK OF AMERICA	Guaranteed Investment Contract	92,702,258	92,702,258
GE LIFE AND ANNUITY ASSURANCE	Guaranteed Investment Contract	4,074,586	4,074,586
JACKSON NATIONAL LIFE	Guaranteed Investment Contract	7,024,795	7,024,795
JPMORGAN CHASE BANK	Guaranteed Investment Contract	92,655,227	92,655,227
JPMORGAN CHASE BANK	Guaranteed Investment Contract	46,348,094	46,348,094
MONUMENTAL LIFE	Guaranteed Investment Contract	160,067,299	160,067,299
*STATE STREET BANK + TRUST	Guaranteed Investment Contract	159,858,201	159,858,201
TRAVELERS INS CO	Guaranteed Investment Contract	4,060,727	4,060,727
UBS AG	Guaranteed Investment Contract	159,919,728	159,919,728
*PARTICIPANTS LOANS	Loans with interest rates ranging from 5.00% to 11.5%	81,693,116	81,693,116
*BGI EQUITY INDEX FD F	Pooled Common Stock	53,022,910	814,431,899
*CAP GUARDIAN INTL EQUITY FD	Pooled Common Stock	29,027,950	283,312,790
*STATE STREET BANK + TRUST CO	Pooled Temporary Investment (cost of $45,667,619)	45,667,619	45,667,619
UNITED STATES TREAS BDS	U S Treasury Obligation	1,785,000	2,574,095
UNITED STATES TREAS BDS	U S Treasury Obligation	215,000	308,601
UNITED STATES TREAS BDS	U S Treasury Obligation	545,000	568,354
UNITED STATES TREAS BDS	U S Treasury Obligation	1,740,000	2,007,932
UNITED STATES TREAS BDS	U S Treasury Obligation	1,500,000	2,026,172
UNITED STATES TREAS BDS	U S Treasury Obligation	6,220,000	7,454,527
UNITED STATES TREAS NTS	U S Treasury Obligation	2,400,000	2,718,468
UNITED STATES TREAS NTS	U S Treasury Obligation	205,000	204,776
UNITED STATES TREAS NTS	U S Treasury Obligation	950,000	956,457
UNITED STATES TREAS NTS	U S Treasury Obligation	2,930,000	2,935,494
UNITED STATES TREAS NTS	U S Treasury Obligation	2,700,000	2,721,411
UNITED STATES TREAS NTS	U S Treasury Obligation	245,000	247,163
UNITED STATES TREAS NTS	U S Treasury Obligation	1,355,000	1,367,386
UNITED STATES TREAS NTS	U S Treasury Obligation	305,000	327,553
UNITED STATES TREAS BDS	U S Treasury Obligation	4,650,000	4,683,606
UNITED STATES TREAS BDS	U S Treasury Obligation	1,870,000	1,950,133
UNITED STATES TREAS BDS	U S Treasury Obligation	555,000	888,304
UNITED STATES TREAS BDS	U S Treasury Obligation	13,010,000	13,124,852
UNITED STATES TREAS NTS	U S Treasury Obligation	7,130,000	7,898,143
UNITED STATES TRES SC STRP INT	U S Treasury Obligation	2,885,000	886,148

Self-Directed Personal Choice Retirement Account:
*QWEST COMMUNICATIONS INTL INC	Common Stock	105,601
GOVERNMENT SECURITIES	U. S. Government Obligations	595,486
OTHER MARKETABLE SECURITIES	Various	124,117,500
*STATE STREET BANK and TRUST CO	Pooled Temporary Investment	32,990

Total Investments not including the Plan's Investment in the Master Trust		$2,774,269,879

*
Represents a party-in-interest

See accompanying report of independent registered public accounting firm.

Qwest Savings & Investment Plan
Schedule G, Part III—Schedule of Nonexempt Transactions
For the Year Ended December 31, 2003
Schedule II

Identity of Party Involved	Relationship to Plan, Employer Or Other Party-In-Interest	Description of Transactions	Transaction Amount
*Qwest Communications International Inc.	Plan Sponsor	Employee contributions not timely remitted to the Plan for pay period end date of December 19, 2003. Corrected and remitted on February 25, 2004	$20,383	(a )

(a)
Interest has been calculated at the QSIP rate of return for the period of time the employer had control of the funds and is not included in the transaction amount. Total interest due the participants is thirty-eight dollars.

*
Represents a party-in-interest.

See accompanying report of independent registered public accounting firm.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Qwest Savings & Investment Plan

June 28, 2004 Date	/s/ OREN G. SHAFFER Oren G. Shaffer Authorized Representative

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TABLE OF CONTENTS
REQUIRED INFORMATION
Report of Independent Registered Public Accounting Firm
QWEST SAVINGS & INVESTMENT PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (Thousands of Dollars)
QWEST SAVINGS & INVESTMENT PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (Thousands of Dollars)
Qwest Savings & Investment Plan NOTES TO FINANCIAL STATEMENTS (Amounts in Thousands of Dollars)
Qwest Savings & Investment Plan Schedule H, Line 4i—Schedule of Assets (Held at End of Year) As of December 31, 2003 Schedule I
Qwest Savings & Investment Plan Schedule G, Part III—Schedule of Nonexempt Transactions For the Year Ended December 31, 2003 Schedule II
SIGNATURE